4690 Millennium Drive
Belcamp, MD 21017
Tel.: +1 410 931 7500
www.safenet–inc.com

March 16, 2012

VIA EDGAR

United States Securities and Exchange Commission Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Form RW - Request for Withdrawal

RE:	SafeNet Holding Corporation
Registration Statement on Form S-1 (File No. 333-168067)
Filed on July 12, 2010
As amended on Form S-1/A Amendment No. 1, filed on September 2, 2010
As further amended on Form S-1/A Amendment No. 2, filed on September 30, 2010
As further amended on Form S-1/A Amendment No. 3, filed on November 3, 2010
As further amended on Form S-1/A Amendment No. 4, filed on February 3, 2011
As further amended on Form S-1/A Amendment No. 5, filed on February 18, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SafeNet Holding Corporation (the “Company”) requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not plan to file an updating amendment and pursue a public offering at this time.  The Company believes that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was not declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act.  The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Should you have any questions or require anything further, please feel free to contact Mark S. Molina, the Company’s Senior Vice President, Chief Legal Officer and Secretary, at (443) 327-1554.

Very truly yours,

SAFENET HOLDING CORPORATION

/s/ Chris Fedde
Chris Fedde
President & Chief Executive Officer